Kadmon Holdings, Inc.
 450 East 29th Street

New York, NY 10016

August 10, 2017

VIA FACSIMILE AND EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0404

Attention: Suzanne Hayes, Assistant Director, Office of Healthcare and Insurance

Re:                          Kadmon Holdings, Inc.

Registration Statement on Form S-3

Filed August 4, 2017

File No. 333-219712

Dear Ms.  Hayes:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-3 (File No. 333-219712) (the “Registration Statement”) of Kadmon Holdings, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern time, on August 11, 2017, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Davis Polk & Wardwell LLP, by calling Sophia Hudson at (212) 450-4762.

Thank you for your assistance in this matter.

Very truly yours,

KADMON HOLDINGS, INC.

By:	/s/ Steven N. Gordon
Name: Steven N. Gordon
Title: Executive Vice President and General Counsel, Chief Administrative, Compliance and Legal Officer

cc:          Michael Kaplan, Davis Polk & Wardwell LLP

Sophia Hudson, Davis Polk & Wardwell LLP